2711 Centerville Road

Suite 400

Wilmington, Delaware 19808

United States

enovis.com

August 5, 2025

VIA EDGAR

Ms. Kristin Lochhead and Ms. Li Xiao

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enovis Corporation

Form 10-Q for the Fiscal Quarter Ended April 4, 2025

File No. 001-34045

Dear Ms. Lochhead and Ms. Xiao:

We are writing in response to the comments received by Enovis Corporation (the “Company”) from the staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) by letter dated July 22, 2025. For the Staff’s convenience, we have set forth below the numbered comment in the Staff’s letter in bold, followed by the Company’s response thereto.

Form 10-Q for the Fiscal Quarter Ended April 4, 2025

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 26

1.	We have the following comments regarding your response to comment 5 related to the adjustment for the purchase of royalty interest.

•

In your response, you state that the product development agreements have been “terminated” while the disclosure on page 16 of the Form 10-Q indicates that the buyout of the economic interest in future royalty payments was for “existing” product development agreements related to certain of the Company’s U.S. reconstructive products. Please clarify in your response if the product development agreements continue to be in effect and if the underlying intellectual property continues to be incorporated in your reconstructive products subsequent to the buyout.

August 5, 2025

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Tell us how many product development agreements were bought out and if you continue to have any royalty driven agreements with product development partners. Explain the methodology that was used to determine the buyout amount.

•	Elaborate on your shift to a new model for product development projects and how buying out the royalty generating model accelerated that shift.

•

We reference the disclosure on page 16 of the Form 10-Q that the gross payout under the buyout agreements is $ 43.8 million, which will be paid over seven years. We also note in your response that the payments may be structured over time to manage cash flow impacts. Explain how you determine the amount to be paid each year under the buyout agreement and if it is dependent on future operational factors.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff as follows with respect to the points set forth in the comment above:

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The relevant product development agreements were terminated in connection with the buyout transactions and are no longer in effect. The Company will revise its disclosure in future filings to clarify this point. The underlying intellectual property developed in connection with such agreements continues to be incorporated in the Company’s products subsequent to the buyout transactions.

•

In connection with the transition to the Company’s new model for product development activities, the Company has bought out fourteen legacy product development agreements with its leading product development partners who will now provide product design and development and consulting services across an expanded sector of the Company’s portfolio (i.e., hip and knee, shoulder, enabling technologies). For the year ended December 31, 2024, these agreements accounted for approximately 60% of the total product royalties paid by the Company’s reconstructive segment. Excluding the impact of the buyout agreements, the Company anticipates that its total product development-related expenses and continuing royalty expenses for 2025 and future periods will be comparable to or greater than the amount of its royalty expenses for 2024.

The buyout amounts with respect to such agreements were determined by arms-length negotiations with the counterparties and represent the parties’ reasonable, good faith estimate of the fair market value of the economic interest of the intellectual property rights under the terminated product development agreements. The timing of the payments to the counterparties was determined by individual negotiations, and a discount rate commensurate with the agreed-upon timing of the settlement payments was applied. The Company continues to have individual project-based, royalty-driven agreements with other development partners. However, the Company believes that the number and prevalence of these agreements will continue to decrease over time as (i) a greater proportion of product development activity is handled by partners whose agreements are structured under the new model and (ii) other remaining legacy product development agreements are terminated or expire.

August 5, 2025

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As noted in our prior response, the Company has moved to a new model for product development projects. The model reflects a strategic shift and is intended to incentivize contributions of intellectual property across an expanded sector of the Company’s entire portfolio of surgical implants, instrumentation and emerging technologies rather than individual projects. The Company believes that this new model, which primarily aligns compensation with growth in the Company’s overall Reconstructive portfolio rather than individual products, will accelerate its pace of innovation by, among other things (i) incorporating new and diverse viewpoints to ensure that global and regional differences and preferences are considered in the product development process, (ii) ensuring that the Company receives candid and unbiased guidance in integrating and rationalizing acquired product portfolios, (iii) placing additional emphasis on rapidly developing and expanding enabling technologies, and (iv) fostering an environment that encourages product development partners to provide strategic advice on research and development activities that cut across individual product and product lines.

As noted above, a key benefit of the new model is the emphasis it places on candid and unbiased advice in the product development process. Under the Company’s legacy project-focused approach to innovation, product development partners were incentivized to devote their time and attention to projects to which they are assigned and to products for which they receive royalties. Consequently, these prominent partners with considerable clinical and design expertise are not incentivized to provide broader ideas or innovative insights beyond the scope of their discrete engagements and thus are less likely to provide high value innovative ideas to the Company in the project-focused consulting setting because there are no incentives to do so. Specifically, under the legacy model, if an idea for a next generation product could disrupt the existing portfolio or sunset certain products for which a product development partner currently receives royalties, they may be disincentivized from pursuing such an idea. By buying out the legacy agreements with its leading product development partners, the Company was able to significantly accelerate the shift to the new model by eliminating these disincentives, while also ensuring that it fulfilled its pre-existing contractual obligations under the legacy agreements through the negotiated settlements.

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The amounts to be paid each year under the buyout agreements are fixed and are not dependent on future operational factors. As noted in the second bullet above, such buyout amounts were determined on an individual basis as a result of arms-length negotiations with the counterparties and represent the parties’ reasonable, good faith estimate of the fair market value of the economic interest of the intellectual property rights under the terminated product development agreements.

Should you have any further questions on the above, please do not hesitate to contact me at (469) 227-0054.

Sincerely,

/s/ Phillip B. Berry

Phillip B. Berry

Senior Vice President and Chief Financial Officer